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                            July 21, 2022

       Bruce Wacha
       Executive Vice President of Finance and Chief Financial Officer B&G Foods, Inc.
       Four Gatehall Drive
       Parsippany, New Jersey 07054

                                                        Re: B&G Foods, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2022
                                                            Filed March 1, 2022
                                                            Form 10-Q for the
Quarterly Period Ended April 2, 2022
                                                            Filed May 5, 2022
                                                            Response dated June
17, 2022
                                                            File No. 001-32316

       Dear Mr. Wacha:

               We have reviewed your June 17, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 13, 2022 letter.

       Form 10-Q for the Quarterly Period Ended April 2, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 27

   1. We note your response to prior comment five. While we appreciate the company has not typically taken
adjustments to non-GAAP financial measures for gains or losses relating to the sale of
property, plant or equipment, it remains unclear to us how you determined your non-GAAP financial
measure complies with Question 100.03 of the Compliance
                                                        & Disclosures
Interpretations on Non-GAAP Financial Measures. We note you review possible adjustments on
a case-by-case basis and you concluded the gain was not material
 Bruce Wacha
B&G Foods, Inc.
July 21, 2022
Page 2
         for adjusting the non-GAAP financial measure; however, it appears the gain is larger than any adjustment you recorded to the non-GAAP financial measure for the comparable period, based on the amount of each adjustment, and more material relative to the non-
         GAAP financial measure presented for each period. Please more fully explain to us how you assess the materiality of non-GAAP adjustments.
       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions.



FirstName LastNameBruce Wacha                                Sincerely,
Comapany NameB&G Foods, Inc.
                                                             Division of
Corporation Finance
July 21, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName